Pzena Financial Services, LLC's Exemption Report

Pzena Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (i).

(2) The Company met the identified exemption provision during the year ended December 31, 2015 without exception.

_____

Pzena Financial Services, LLC

I, Gary J. Bachman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Principal Financial and Operations Officer

February 29, 2016